Filed Pursuant to Rule 253(g)(2)
File No. 024-11873

FUNDRISE DEVELOPMENT EREIT, LLC

SUPPLEMENT NO. 3 DATED JANUARY 31, 2025
TO THE OFFERING CIRCULAR DATED NOVEMBER 18, 2024

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Development eREIT, LLC (“we”, “our” or “us”), dated November 18, 2024 and filed by us with the Securities and Exchange Commission (the “Commission”) on November 18, 2024 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset updates.

Asset Updates

Fundrise Development eREIT, LLC (the “Company”) recently acquired a tenancy-in-common interest in 5957 S Western Ave (the “W59 Controlled Subsidiary”), a 75,000 square foot mixed-use property located in Los Angeles, CA.

Asset Summary

Location	Los Angeles, CA
Asset Type	Other
Strategy	Opportunistic
Fund Ownership	Fundrise Equity REIT, LLC; Fundrise Growth eREIT II, LLC; Fundrise West Coast Opportunistic REIT, LLC; Fundrise Development eREIT, LLC

The Company recently acquired a tenancy-in-common interest in 4801 W Jefferson Blvd (the “W480 Controlled Subsidiary”), a 23,000 square foot creative office property located in Los Angeles, CA.

Asset Summary

Location	Los Angeles, CA
Asset Type	Creative Office
Strategy	Opportunistic
Fund Ownership	Fundrise Development eREIT, LLC; Fundrise West Coast Opportunistic REIT, LLC

The Company recently disposed of a portion of its interest in 4202 W Jefferson Blvd (the “W420 Controlled Subsidiary”), a 15,000 square foot creative office property located in Los Angeles, CA.

Asset Summary

Location	Los Angeles, CA
Asset Type	Creative Office
Strategy	Opportunistic
Fund Ownership	Fundrise Development eREIT, LLC; Fundrise West Coast Opportunistic REIT, LLC

The Company recently disposed of a portion of its interest in 4216 W Jefferson Blvd (the “W421 Controlled Subsidiary”), a 11,300 square foot creative office property located in Los Angeles, CA.

Asset Summary

Location	Los Angeles, CA
Asset Type	Creative Office
Strategy	Opportunistic
Fund Ownership	Fundrise Development eREIT, LLC; Fundrise West Coast Opportunistic REIT, LLC

Following the transactions disclosed above, our approximate portfolio breakdown by asset type and strategy is as follows:

Fund Breakdown by Asset Type

Category	Approximate Percent
Other	49%
Multifamily	16%
Build For Rent	15%
Creative Office	15%
Industrial	5%

Fund Breakdown by Strategy

Category	Approximate Percent
Value Add	52%
Opportunistic	48%